UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Roan Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

769755109
(CUSIP Number)

John V. Lovoi 10000 Memorial Dr., Suite 550 Houston, Texas 77024 713-579-2621 With copies to: Timothy T. Samson 811 Main St., Suite 2500 Houston, Texas 77002 713-951-5842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 769755109
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	78,367,634 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	78,367,634 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	78,367,634 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	50.87% (2)
(14)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 76,269,766 shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Roan Resources, Inc., a Delaware corporation (“Issuer”) owned by Roan Holdings, LLC (“Roan Holdings”), (ii) 762,698 shares of Common Stock owned by RH Debt Fund, L.P., a Texas limited partnership and (iii) 1,335,170 aggregate shares owned by Asklepios Energy Fund, LP, Hephaestus Energy Fund, LP, Luxiver WI, LP, LVPU, LP, Navitas Fund, LP, Blackbird 1846 Energy Fund, LP, Children’s Energy Fund, LP, and Panakeia Energy Fund, LP (collectively, the “Lovoi Entities”) controlled by JVL Advisors, LLC (“JVL”). JVL, indirectly through its investment management arrangements with Asklepios Energy Fund, LP, Hephaestus Energy Fund, LP, Luxiver WI, LP, LVPU, LP, Midenergy Partners II, LP, Navitas Fund, LP, Blackbird 1846 Energy Fund, LP, Children’s Energy Fund, LP, SPQR Energy, LP and Panakeia Energy Fund, LP (collectively, the “JVL Funds”), beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. As a result, JVL may be deemed to beneficially own all of the reported securities held by Roan Holdings. JVL also exercises voting and dispositive power over all securities held by RH Debt Fund, L.P. and the Lovoi Entities and may be deemed to be the beneficial owner thereof.  Each of JVL, RH Debt Fund, L.P. and the Lovoi Entities disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	78,367,634 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	78,367,634 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	78,367,634 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	50.87% (2)
(14)	Type of Reporting Person (See Instructions)	IN

(1) Consists of (i) 76,269,766 shares owned by Roan Holdings, (ii) 762,698 shares of Common Stock owned by RH Debt Fund, L.P., a Texas limited partnership and (iii) 1,335,170 shares owned the Lovoi Entities controlled indirectly by Mr. Lovoi through JVL. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Each of the JVL Funds is controlled indirectly by John V. Lovoi. As a result, Mr. Lovoi may be deemed to beneficially own all of the reported securities held by Roan Holdings. Mr. Lovoi also exercises voting and dispositive power over all securities held by the RH Debt Fund L.P. and the Lovoi Entities and may be deemed to be the beneficial owner thereof. Each of Mr. Lovoi, RH Debt Fund, L.P. and the Lovoi Entities disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Roan Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	76,269,766 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	76,269,766 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	76,269,766 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	49.50% (2)
(14)	Type of Reporting Person (See Instructions)	OO

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in the Reporting Person and has the contractual right to nominate a majority of the members of the board of managers of the Reporting Person, which board of managers exercises voting and dispositive power over all securities held by the Reporting Person. The board of managers of Reporting Person consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, and the JVL Funds disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Michael P. Raleigh
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	76,269,766 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	76,269,766 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	76,269,766 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	49.50% (2)
(14)	Type of Reporting Person (See Instructions)	IN

(1) Represents shares of Common Stock owned by Roan Holdings. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of the Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, and the JVL Funds disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Paul B. Loyd, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	76,269,766 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	76,269,766 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	76,269,766 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	49.50% (2)
(14)	Type of Reporting Person (See Instructions)	IN

(1) Represents shares of Common Stock owned by Roan Holdings. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of the Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, and the JVL Funds disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
RH Debt Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	762,698 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	762,698 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	762,698 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.50% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Luxiver WI, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	327,683 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	327,683 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	327,683 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.21% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Navitas Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	186,083 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	186,083 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	186,083 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.12% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	293,771 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	293,771 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	293,771 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.19% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Children’s Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	138,401 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	138,401 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	138,401 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.09% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
LVPU, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	102,456 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	102,456 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	102,456 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.07% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Asklepios Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	52,584 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	52,584 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	52,584 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.03% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	91,861 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	91,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	91,861 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.06% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Blackbird 1846 Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
(6)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	142,331 (1)
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	142,331 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	142,331 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.09% (2)
(14)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 154,064,927 shares of Common Stock outstanding as of August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019.

EXPLANATORY NOTE

The shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Roan Resources, Inc., a Delaware corporation (“Issuer”) to which this Schedule 13D relates were previously reported by the Reporting Persons on Schedule 13G filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2019. This Schedule 13D shall be deemed to be a conversion of the Schedule 13G set forth above.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 14701 Hertz Quail Springs Pkwy, Oklahoma City, Oklahoma 73134.

Item 2.	Identity and Background

(a)           This Schedule 13D represents the filing of:

(i)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(ii)	John V. Lovoi, an individual resident of Texas (“Mr. Lovoi”);
(iii)	Roan Holdings, LLC, a Delaware limited liability company (“Roan Holdings”);
(iv)	Michael P. Raleigh, an individual resident of Texas (“Mr. Raleigh”);
(v)	Paul B. Loyd, Jr., an individual resident of Texas (“Mr. Loyd”);
(vi)	RH Debt Fund, L.P., a Texas limited partnership (“RH Debt Fund”);
(vii)	Luxiver WI, LP, a Texas limited partnership (“Luxiver”);
(viii)	Navitas Fund, LP, a Texas limited partnership (“Navitas”);
(ix)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(x)	Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s Fund”);
(xi)	LVPU, LP, a Delaware limited partnership (“LVPU”);
(xii)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(xiii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”); and
(xiv)	Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”).

Each of JVL, Mr. Lovoi, Roan Holdings, Mr. Raleigh, Mr. Loyd, RH Debt Fund, Luxiver, Navitas, Hephaestus, Children’s Fund, LVPU, Asklepios, Panakeia and Blackbird is referred to individually as “Reporting Person” and collectively, the “Reporting Persons”. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)           Each of the Reporting Persons’ principal executive offices are at 10000 Memorial Dr., Suite 550, Houston, Texas 77024.

(c)           Mr. Lovoi is the manager of Roan Holdings and is a managing member of the ultimate controlling entity of each of RH Debt Fund, Luxiver, Navitas, Hephaestus, Children’s Fund, LVPU, Asklepios, Panakeia, and Blackbird (the “Lovoi Entities”). Messrs. Lovoi, Raleigh and Loyd are principally engaged in the business of investing in equity, debt, derivative and other securities and assets. Each of JVL, Roan Holdings and the Lovoi Entities are investment holding companies.

(d)          None of the Reporting Persons, to the knowledge of each such Reporting Person, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Messrs. Lovoi, Raleigh and Loyd are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Items 4 and 6 of this Schedule 13D is incorporated herein by reference.

On September 24, 2018, the Issuer consummated a reorganization transaction pursuant to that certain Master Reorganization Agreement, dated as of September 17, 2018 (the “Master Reorganization Agreement”) by and among Linn Energy, Inc., Roan Holdings and Roan Resources LLC. In connection with the Master Reorganization Agreement, the Issuer entered into a merger agreement (the “Merger Agreement”, and together with the Master Reorganization Agreement, the “Reorganization”) with Roan Holdings, Roan Holdings Holdco, LLC (“Roan Holdco”) and LINN Merger Sub #3, LLC (“HoldCo Merger Sub”), pursuant to which HoldCo Merger Sub merged with and into Roan HoldCo, with Roan Holdco surviving the merger as the Issuer’s wholly-owned direct subsidiary, and Roan Holdings, the sole member of Roan Holdco,  receiving an aggregate of 76,269,766 shares of Common Stock as merger consideration.

On June 19, 2019, the Issuer entered into a commitment letter for a $100 million term loan facility with affiliates of certain significant shareholders of the Company. In connection with the commitment, on June 26, 2019, the Company entered into a Common Stock Subscription Agreement with RH Debt Fund (the “Subscription Agreement”), pursuant to which in exchange for the commitments and $0.001 per share of Common Stock, the Issuer issued 762,698 shares of Common Stock to RH Debt Fund on June 26, 2019 for an aggregate price of $762.70.

The foregoing descriptions of the Master Reorganization Agreement, the Merger Agreement, the Subscription Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the actual Master Reorganization Agreement, the Merger Agreement and the Subscription Agreement, copies of which are filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2018, as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 24, 2018, and as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on June 28, 2019, respectively, and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The response to Items 3 and 6 hereof is incorporated herein by reference.

Messrs. Lovoi, Raleigh and Loyd each serve on the board of directors of the Issuer (the “Board”). In addition, Mr. Lovoi serves on the Compensation Committee of the Board and Messrs. Raleigh and Loyd serve on the Corporate Governance Committee of the Board. As a result, Messrs. Lovoi, Raleigh and Loyd intend to take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

The Reporting Persons are engaged in the investment and trading business and, in pursuing this business, analyze the operations, capital structure and markets of companies, including the Issuer and other businesses in the Issuer’s industry, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The Reporting Persons intend to communicate with the Board, the Compensation Committee, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. The Reporting Persons intend to review the Reporting Persons’ investment in the Issuer on a continuing basis. The Reporting Persons reserves the right to sell all or some of the Common Stock beneficially owned by them, to purchase additional Common Stock, either separately or together with other persons, or to otherwise trade in the Common Stock, in open market or private transactions. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon the factors deemed relevant at the time or from time to time.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and is based on 154,064,927 shares of Common Stock outstanding August 5, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2019, filed with the Commission on August 7, 2019. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(i)                          Mr. Lovoi does not directly own any shares of Issuer’s Common Stock. As further described in Schedule A, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Luxiver, Navitas, Hephaestus, Children’s Fund, LVPU, Asklepios, Panakeia, and Blackbird and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 78,367,634 shares of Issuer’s Common Stock collectively held by these entities, representing approximately 50.87% of the issued and outstanding shares of Issuer’s Common Stock.

(ii)                         JVL does not directly own any shares of Issuer’s Common Stock. JVL may be deemed to have voting and dispositive power over the Issuer’s Common Stock owned by the each of Luxiver, Navitas, Hephaestus, Children’s Fund, LVPU, Asklepios, Panakeia, and Blackbird and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 78,367,634 shares of Issuer’s Common Stock collectively held by these entities, representing approximately 50.87% of the issued and outstanding shares of Issuer’s Common Stock.

(iii)                       Roan Holdings is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 76,269,766 shares of Issuer’s Common Stock (49.50%). JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. As a result, JVL and Mr. Lovoi may be deemed to exercise voting and dispositive power over all securities held by Roan Holdings and may be deemed to be the beneficial owners thereof.

(iv)                        Mr. Raleigh does not directly own any shares of Issuer’s Common Stock. Roan Holdings is the sole owner of 76,269,766 shares of Issuer’s Common Stock (49.50%). JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.  The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, one of which is Mr. Raleigh. As a result, Mr. Raleigh may be deemed to exercise voting and dispositive power over all securities held by Roan Holdings and may be deemed to be the beneficial owners thereof.

(v)                         Mr. Loyd does not directly own any shares of Issuer’s Common Stock. Roan Holdings is the sole owner of 76,269,766 shares of Issuer’s Common Stock (49.50%). JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.  The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, one of which is Mr. Loyd. As a result, Mr. Loyd may be deemed to exercise voting and dispositive power over all securities held by Roan Holdings and may be deemed to be the beneficial owners thereof.

(vi)                        RH Debt Fund is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 762,698 shares of Issuer’s Common Stock (0.50%). JVL exercises voting and dispositive power over all securities held by RH Debt Fund and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(vii)                       Luxiver is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 327,683 shares of Issuer’s Common Stock (0.21%). JVL exercises voting and dispositive power over all securities held by Luxiver and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(viii)                      Navitas is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 186,083 shares of Issuer’s Common Stock (0.12%). JVL exercises voting and dispositive power over all securities held by Navitas and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(ix)                        Hephaestus, is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 293,771 shares of Issuer’s Common Stock (0.19%). JVL exercises voting and dispositive power over all securities held by Hephaestus and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(x)                         Children’s Fund is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 138,401 shares of Issuer’s Common Stock (0.09%). JVL exercises voting and dispositive power over all securities held by Children’s Fund and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(xi)                        LVPU is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 102,456 shares of Issuer’s Common Stock (0.07%). JVL exercises voting and dispositive power over all securities held by LVPU and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(xii)                      Asklepios is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 52,584 shares of Issuer’s Common Stock (0.03%). JVL exercises voting and dispositive power over all securities held by Asklepios and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(xiii)                      Panakeia is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 91,861 shares of Issuer’s Common Stock (0.06%). JVL exercises voting and dispositive power over all securities held by Panakeia and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(xiv)                    Blackbird is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 142,331 shares of Issuer’s Common Stock (0.09%). JVL exercises voting and dispositive power over all securities held by Blackbird and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	Not applicable.

(d)	JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 74.14% interest in Roan Holdings and may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer owned by Roan Holdings.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Registration Rights Agreement

On September 24, 2018, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Roan Holdings and certain other significant holders of the Issuer’s Common Stock identified on the signature pages thereto (collectively, the “Holders”).

Pursuant to, and subject to the limitations set forth in, the Registration Rights Agreement, the Issuer agreed, no later than thirty (30) days following the Reorganization, to register under federal securities laws the public offer and resale of the shares of Common Stock held by the Holders or certain of their affiliates or permitted transferees on a shelf registration statement.

In addition, pursuant to the Registration Rights Agreement, certain of the Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Common Stock by means of an underwritten offering. Further, subject to certain exceptions, if at any time the Issuer proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Holders of such proposal reasonably in advance of the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Pursuant to the Registration Rights Agreement, Holders agreed, for a period of 90 days from September 24, 2018, not to (i) sell, transfer or otherwise dispose of any shares of Common Stock or publicly disclose the intention to make any offer, sale or disposition, or (ii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock other than (A) in connection with an underwritten offering pursuant to the terms of the Registration Rights Agreement, (B) in connection with the filing of any registration statement effected pursuant to the terms of the Registration Rights Agreement, (C) sales, transfers and dispositions of shares of Common Stock up to an aggregate of 10% of the Common Stock outstanding on September 24, 2018 and (D) distributions of shares of Common Stock to members, partners or stockholders of such Holders.

The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 24, 2018 and is incorporated herein by reference.

Stockholders’ Agreement

On September 24, 2018, the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with Roan Holdings and certain of the other principal stockholder (collectively, the “principal stockholders”), which will govern certain rights and obligations of the principal stockholders.

Pursuant to the Stockholders’ Agreement, until the earlier of (i) the Issuer’s 2020 annual general meeting of stockholders (the “2020 annual meeting”) and (ii) the date on which the Reporting Person ceases to beneficially own at least 5% of the outstanding shares of Common Stock, the Reporting Person shall have the right to designate one independent director (the “Roan Holdings Independent Director”) to the board of directors of the Issuer (the “Board”) (subject to the consent of the Principal Linn Stockholders) and to fill any vacancy on the Board due to the death, disability, resignation or removal of any Roan Holdings Independent Director.

In addition, the Stockholders’ Agreement provides that until the earlier of (i) the 2020 annual meeting and (ii) the date on which the principal stockholder ceases to beneficially own at least 5% of the outstanding shares of Common Stock, the Reporting Person shall have the right to designate to the Board a number of directors (each, a “Roan Holdings Director”) equal to: (i) if the principal stockholder beneficially owns at least 30% of the outstanding shares of Common Stock, four directors; (ii) if the principal stockholder beneficially owns at least 15% but less than 30% of the outstanding shares of Common Stock, three directors; and (iii) if the principal stockholder beneficially owns at least 5% but less than 15% of the outstanding shares of Common Stock, two directors, and, in each case, to fill any vacancy on the Board due to the death, disability, resignation or removal of any Roan Holdings Director; provided, however, that at all times, at least one Roan Holdings Director shall be an independent director. If principal stockholder’s designation rights terminate as a result of no longer beneficially owning at least 5% of the Issuer’s outstanding shares of Common Stock, the Roan Holdings Directors shall be entitled to continue serving on the Board until the end of such Roan Holdings Directors’ terms.

Additionally, pursuant to the Stockholders’ Agreement the Issuer has agreed, to the fullest extent permitted by applicable law (including with respect to any applicable fiduciary duties under Delaware law), to take all necessary action to effectuate the above by: (i) including the persons designated pursuant to the Stockholders’ Agreement in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors, (ii) nominating and recommending each such individual to be elected as a director as provided herein, (iii) soliciting proxies or consents in favor thereof, and (iv) without limiting the foregoing, otherwise using its reasonable best efforts to cause such nominees to be elected to the Board, including providing at least as high a level of support for the election of such nominees as it provides to any other individual standing for election as a director.

The foregoing description of the Stockholders’ Agreement is a summary only and is qualified in its entirety by reference to the Stockholders’ Agreement, a copy of which is attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 24, 2018 and is incorporated herein by reference.

2018 Voting Agreement

On September 24, 2018, the Issuer, Roan Holdings and certain other principal stockholders of the Issuer entered into a voting agreement (the “2018 Voting Agreement”). Pursuant to the terms of the 2018 Voting Agreement, on September 27, 2018, Roan Holdings voted all of its outstanding shares of the Common Stock (i) in favor of the adoption and approval of the form of second amended and restated certificate of incorporation of the Issuer, the form of second amended and restated bylaws of the Issuer, the form of amended and restated certificate of incorporation of Linn Energy, Inc. and the form of second amended and restated bylaws of Linn Energy, Inc., and (ii) against any proposal made in opposition to, or in competition with, such amendment and restatement of the existing amended and restated certificate of incorporation and amended and restated bylaws of the Issuer and the existing certificate of incorporation and existing amended and restated bylaws of Linn Energy, Inc. (the “Original Charter Documents”), and against any other proposal, action or transaction involving the Issuer, Linn Energy, Inc. or any of the Issuer’s other subsidiaries, which proposal, action or transaction would reasonably be expected to impede, frustrate, prevent or materially delay the amendment and restatement of the Original Charter Documents or other transactions contemplated by the Voting Agreement. The Issuer agreed to take all necessary action to effectuate the foregoing.

The foregoing description of the 2018 Voting Agreement is a summary only and is qualified in its entirety by reference to the 2018 Voting Agreement, a copy of which is attached as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 24, 2018 and is incorporated herein by reference.

2019 Voting Agreement

On October 1, 2019,  Citizen Energy Operating, LLC, a Delaware limited liability company (“Citizen”) entered into Voting Agreements (the “2019 Voting Agreements”) with each of the directors and executive officers of the Issuer, the Lovoi Entities and certain other holders of Common Stock (collectively, the “2019 Holders”), and, solely for the purpose of certain specified sections, the Issuer. Pursuant to the 2019 Voting Agreements, the 2019 Holders agreed to vote all Common Stock owned by the 2019 Holders in favor of the merger of Citizen Energy Pressburg Inc., a Delaware corporation (the “Merger Sub”), with and into the Issuer, on the terms and subject to the conditions set forth in the an Agreement and Plan of Merger, dated as of October 1, 2019, by and among the Issuer, Citizen and Merger Sub (the “Merger Agreement”) and the adoption of the Merger Agreement at any meeting of the Issuer’s stockholders called for such purpose and against any Alternative Proposal (as defined in the 2019 Voting Agreements) or any proposal made in opposition to the adoption of the Merger Agreement, without regard to the terms of any Alternative Proposal.

Each 2019 Voting Agreement will terminate on the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement; (iii) the date of any modification or amendment to, or the waiver of any provision of, the Merger Agreement that reduces the amount, changes the form of consideration payable, or otherwise adversely affects the 2019 Holders in any material respect, (iv) a Change in Recommendation (as defined in the Merger Agreement), (v) the effectiveness of a written agreement executed by the parties to the 2019 Voting Agreements to terminate the 2019 Voting Agreements and (vi) the election of any 2019 Holder to terminate such 2019 Voting Agreement if the Effective Time has not occurred on or before the April 7, 2020 (the earliest of such times, the “Expiration Date”).

Among other things, the 2019 Holders further agreed (i) not to initiate, solicit, knowingly encourage or knowingly facilitate any third person to make a third party proposal or to participate in any discussions or negotiations in connection therewith and (ii) not to (A) sell, transfer, assign, tender in any tender or exchange offer, pledge encumber, hypothecate or similarly dispose of the Common Stock owned by the 2019 Holders or (B) deposit any Common Stock into a voting trust or enter into a voting agreement or grant any proxy, consent or power of attorney that is inconsistent with the 2019 Voting Agreements at any time prior to the Expiration Date.

The foregoing description of the 2019 Voting Agreements is a summary only and is qualified in its entirety by reference to the Form of the 2019 Voting Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2019 and is incorporated herein by reference. The Voting Agreement entered into with each 2019 Holder is substantially in the Form of the 2019 Voting Agreement.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement of Reporting Persons, dated as of October 11, 2019.

99.2	Master Reorganization Agreement dated September 17, 2018, by and among Linn Energy, Inc., Roan Resources Holdings, LLC and Roan Resources LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 21, 2018).

99.3	Merger Agreement, dated September 24, 2018, by and among the Reporting Person, Roan Holdings Holdco, LLC, Roan Resource, Inc. and Linn Merger Sub #3, LLC (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2018)

99.4	Registration Rights Agreement, dated September 24, 2018, by and among Roan Resources, Inc. and each of the other parties listed on the signature page thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2018).

99.5	Stockholders’ Agreement, dated September 24, 2018, by and among Roan Resources, Inc., the Existing LINN Owners (as defined therein), Roan Holdings, LLC and any other persons signatory thereto from time to time (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 24, 2018).

99.6	Voting Agreement, dated September 24, 2018, by and among Roan Resources, Inc., the Existing LINN Owners (as defined therein), Roan Holdings, LLC and any other persons signatory thereto from time to time (incorporated by reference herein from Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 24, 2018).

99.7	Common Stock Subscription Agreement, dated June 26, 2019, by and among Roan Resources, Inc. and each of the other parties listed on the signature pages thereto (incorporated by reference herein from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 28, 2019).

99.8	Form of Voting Agreement, dated October 1, 2019 (incorporated by reference herein from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 1, 2019).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2019

JVL ADVISORS, LLC

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

ROAN HOLDINGS, LLC

	By:	s/ Paul B. Loyd, Jr.
Name: Paul B. Loyd, Jr.
Title: President

/s/ Michael P. Raleigh
Michael P. Raleigh

/s/ Paul B. Loyd, Jr.
Paul B. Loyd, Jr.

RH DEBT FUND, L.P.

By: JVL Advisors, LLC, its General Partner

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner
By: LB Luxiver, LLC, a Texas limited liability company, its General Partner
By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

NAVITAS FUND, LP

By: JVL Partners, L.P., a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: HEF GP, LLC, a Texas limited liability company, its General Partner
By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: PEF GP, LLC, a Texas limited liability company, its General Partner
By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P.,
its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

Schedule A

The general partner of RH Debt Fund, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund, LP is JVL Partners, L.P. The general partner of JVL Partners, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy Fund GP, LP. The general partner of Asklepios Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Blackbird 1846 Energy Fund, LP is Blackbird 1846 Energy Fund GP, L.P. The general partner of Blackbird 1846 Energy Fund GP, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.